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                   (Corrections Corporation of America Logo)

                           PRISON REALTY TRUST, INC.

                       CORRECTIONS CORPORATION OF AMERICA

                       SUPPLEMENT DATED SEPTEMBER 5, 2000

            TO JOINT PROXY STATEMENT/PROSPECTUS DATED AUGUST 3, 2000

     This supplement is being furnished to the shareholders of Corrections Corporation of America, a Tennessee corporation ("CCA"), in connection with their consideration of a merger and series of related transactions pursuant to which CCA will combine with Prison Realty Trust, Inc., a Maryland corporation ("Prison Realty"), with CCA merging with and into a wholly owned subsidiary of Prison Realty. This is a supplement to CCA's proxy statement dated August 3, 2000 and also constitutes a supplement to the prospectus of Prison Realty. The terms used in this supplement shall have the meaning ascribed to them in the joint proxy statement/prospectus unless the context requires otherwise.

STOCKHOLDER LITIGATION

     On August 23, 2000, Prison Realty entered into a memorandum of understanding regarding the settlement of all outstanding stockholder litigation against Prison Realty and certain of its existing and former directors and executive officers. The memorandum of understanding, which is subject to the execution of a definitive stipulation of settlement by the parties, subsequent court approval and other customary conditions, provides for the "global" settlement of a series of purported class action and derivative lawsuits brought against Prison Realty by current and former stockholders of Prison Realty and its predecessors, the old Corrections Corporation of America and CCA Prison Realty Trust. These lawsuits alleged claims relating to, among other things, agreements entered into by Prison Realty and CCA in May of 1999 to increase payments made by Prison Realty to CCA under the terms of certain agreements, as well as previously announced transactions relating to the restructuring of Prison Realty and CCA led by Fortress/Blackstone and Pacific Life. Specifically, the memorandum of understanding relates to the following previously disclosed actions:

     - Bernstein v. Prison Realty Trust, et. al. (including Hardee v. Prison Realty Trust, et. al. and Holle v. Prison Realty Trust, et. al., which were consolidated with Bernstein);

     - Neiger v. Doctor Crants, et. al. (including Anderson v. Doctor Crants, et. al. and Brody v. Prison Realty Trust, Inc., et. al., which were consolidated with Neiger);

     - Buchanan and Unger v. Prison Realty Trust, Inc. et. al.;

     - In re Old CCA Securities Litigation;

     - In re Prison Realty Securities Litigation;

     - Milkovits v. Prison Realty Trust, et. al.;

     - Wanstrath v. Crants, et. al.; and

     - Dasburg, S.A. v. Corrections Corporation of America, et. al.
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     The memorandum of understanding provides that Prison Realty will pay or issue the plaintiffs:

     - approximately $48 million in cash payable solely from the proceeds under Prison Realty's and CCA's insurance policies; and

     - approximately $72.4 million in shares of common stock of Prison Realty (or 16,550,000 shares at an agreed value of $4.375 per share).

     The shares of common stock to be issued by Prison Realty in accordance with the agreement will be subject to a stock price guarantee of $4.375 per share, which will require Prison Realty to pay or issue, at its option, cash or additional shares of common stock to the plaintiffs if the trading price of Prison Realty common stock does not reach $4.375 per share for a specified number of trading days during the period from the completion of the settlement through August 31, 2001. In addition, shares issued in the settlement are subject to certain anti-dilution adjustments if Prison Realty undertakes certain transactions (generally, raising equity capital in excess of $110.0 million at less than the stock price guarantee) during the period from August 31, 2001 through December 31, 2001.

     In addition to the payments of amounts specified above, Prison Realty and the plaintiffs have agreed to certain other matters in connection with the memorandum of understanding, including:

     - restrictions on the form and amount of payments that may be made by Prison Realty to certain affiliates of Prison Realty and CCA and certain third parties in connection with the proposed restructuring of the companies;

     - restrictions on Prison Realty's ability to reprice stock options previously issued to directors or executive officers of Prison Realty for a period of 24 months; and

     - the requirement that each committee of Prison Realty's board of directors consist of a majority of directors which were not directors of Prison Realty or its affiliates as of December 1, 1999.

RESTRUCTURING OF MANAGEMENT AND BOARD OF DIRECTORS

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

     On Friday, August 4, 2000, the board of directors of Prison Realty named John D. Ferguson as Prison Realty's chief executive officer and president. Prison Realty's board of directors also elected Mr. Ferguson to the board of directors of Prison Realty and to serve as its vice-chairman. On August 4, 2000, the board of directors of CCA also named Mr. Ferguson as the chief executive officer and president of CCA and elected him to its board of directors. Mr. Ferguson replaced Thomas W. Beasley as the interim chief executive officer of Prison Realty and CCA. Mr. Beasley was named as interim chief executive officer of the companies after the termination of Doctor R. Crants on July 28, 2000. Mr. Ferguson also replaced J. Michael Quinlan as the president of the companies. Mr. Quinlan will continue to serve as the chief operating officer of CCA, as well as the executive vice president of each of the companies. Prison Realty now intends to commence the search for a new chief financial officer of Prison Realty. On Monday, August 28, 2000, Mr. Ferguson was also appointed to serve as the interim chief financial officer of Prison Realty, replacing Vida H. Carroll, until a permanent chief financial officer is appointed.

     In connection with Mr. Ferguson's appointment as the chief executive officer and president of Prison Realty, Prison Realty entered into an employment agreement with Mr. Ferguson, dated August 4, 2000. The initial term of the employment agreement expires on December 31, 2002, and is subject to a series of one year renewals. Mr. Ferguson is entitled to receive an annual salary and cash bonus under the terms of the employment agreement, as well as customary benefits, including life and health insurance. In addition, under the terms of the employment agreement, Prison Realty has issued Mr. Ferguson the option to purchase an aggregate of 2,000,000 shares of Prison Realty's common stock, consisting of: (i) options to purchase 500,000 shares of common stock at an exercise

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price of $2.38 per share that vested on the date of the employment agreement;
(ii) options to purchase 500,000 shares of common stock at an exercise price of $2.38 per share that will vest on the first anniversary of the date of the employment agreement; (iii) options to purchase 500,000 shares of common stock at an exercise price of $5.00 per share that will vest on the second anniversary of the date of the employment agreement; and (iv) options to purchase 500,000 shares of common stock at an exercise price of $7.50 per share that will vest on the third anniversary of the date of the employment agreement. Under the terms of the employment agreement and related option agreement, certain of these options may be forfeited by Mr. Ferguson upon the termination of his employment with Prison Realty.

APPOINTMENT OF CHAIRMAN OF THE BOARD OF DIRECTORS

     On Tuesday, August 8, 2000, William F. Andrews was elected to serve as a member of the board of directors of Prison Realty and to serve as its chairman. Mr. Andrews replaced Thomas W. Beasley as the chairman of the board of directors of Prison Realty. It is expected that Mr. Beasley will continue to serve as a director of Prison Realty.

     As the result of the election of Mr. Andrews to the board of directors of Prison Realty, as well as the election of Mr. Ferguson previously discussed, the board of directors of Prison Realty currently consists of the following eight members: William F. Andrews, chairman, Thomas W. Beasley, C. Ray Bell, Jean-Pierre Cuny, Ted Feldman, John D. Ferguson, Joseph V. Russell and Charles
W. Thomas. Under Maryland law, each of Messrs. Andrews and Ferguson, together with Mr. Beasley, will be required to stand for election at the next annual meeting of the stockholders of Prison Realty currently scheduled for November or December, 2000.

INFORMATION CONCERNING CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is information regarding Messrs. Andrews and Ferguson.

     WILLIAM F. ANDREWS, 68, was appointed as a director of Prison Realty and as its chairman on August 8, 2000. Mr. Andrews has been a principal of Kohlberg & Company since 1995. Mr. Andrews served as a director of JJFMSI from its formation in 1998 to July 2000 and served as a member of the board of directors of Old CCA from 1986 to May 1998. Mr. Andrews has served as the chairman of Scovill Fasteners Inc., a manufacturing company, from 1995 to present and has served as the chairman of Northwestern Steel and Wire Company, a manufacturing company, from 1998 to present. From 1995 to 1998, he served as chairman of Schrader-Bridgeport International, Inc. From January 1992 through December 1994, he was chairman, president and chief executive officer of Amdura Corporation and chairman of Utica Corporation, both of which are manufacturing companies. From April 1990 through January 1992, he served as the president and chief executive officer of UNR Industries, Inc., a diversified steel processor. From September 1989 to March 1990, Mr. Andrews was president of Massey Investment Company, a private investment company. From May 1986 through September 1989, he also served as chairman, president and chief executive officer of Singer Sewing Machine Company, and from January 1980 through May 1986, he served as chairman, president and chief executive officer of Scovill Inc. Mr. Andrews serves as a director of Navistar International Corporation, Johnson Control Corporation, Katy Industries, Black Box Corporation and Trex Corporation. Mr. Andrews is a graduate of the University of Maryland and received a Masters of Business Administration from Seton Hall University.

     JOHN D. FERGUSON, 55, was appointed as a director of Prison Realty and as its chief executive officer, president and vice-chairman on August 4, 2000. Mr. Ferguson also currently serves as the interim chief financial officer of Prison Realty, as well as a director of CCA and as CCA's chief executive officer and president. Mr. Ferguson served as the Commissioner of Finance for the state of Tennessee from June 1996 to July 2000. As Commissioner of Finance, Mr. Ferguson served as the

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state's chief corporate officer and was responsible for directing the preparation and implementation of the state's $18.0 billion budget. From 1990, until he was appointed Commissioner of Finance in 1996, Mr. Ferguson served as the chairman and chief executive officer of Community Bancshares, Inc., the parent corporation of the Community Bank of Germantown. In 1982, Mr. Ferguson founded the Equity Investment Corporation, a company engaged in mergers and acquisitions located in Memphis, Tennessee, and served as its chief executive officer until 1991. In 1981, Mr. Ferguson served as president for Jobs for Tennessee Graduates, a youth development training program sponsored by the State of Tennessee and the City of Memphis. After starting his professional career as a marketing representative with IBM Corporation, in 1971, Mr. Ferguson co-founded Econocom, a computer sales and leasing firm also located in Memphis, Tennessee. Mr. Ferguson is a former member of the State Board of Education and served on the Governor's Commission on Practical Government for the state of Tennessee. Mr. Ferguson graduated from Mississippi State University in 1967.

RELATIONSHIP WITH THE SERVICE COMPANIES

PMSI

     PMSI, through a wholly owned subsidiary, has agreed to purchase the shares of Class A voting common stock held by Privatized Management Services Investors, LLC, the holder of approximately 85% of the voting common stock of PMSI, for $8.0 million cash. In addition, PMSI and its subsidiary have agreed to pay Privatized Management Services Investors, LLC and its chief manager $150,000 as compensation for expenses incurred in the negotiation of the stock purchase and $125,000 as consideration for the chief manager's agreement not to engage in a business competitive to PMSI or Prison Realty for a period of one year following the purchase of the stock from Privatized Management Services Investors, LLC. The purchase of the shares is expected to be completed on or before September 12, 2000. Currently, PMSI has no indebtedness and it is anticipated that PMSI, through its wholly owned subsidiary, will borrow funds to facilitate the acquisition.

     As the result of the agreement regarding the purchase of the shares of PMSI Class A voting common stock from Privatized Management Services Investors, LLC, it is expected that PMSI will merge with and into Prison Realty, or a wholly owned subsidiary of Prison Realty, following the completion of the stock purchase and at the time of Prison Realty's proposed merger with CCA. In such a merger, Prison Realty would issue shares of its common stock to the wardens of the correctional and detention facilities operated by PMSI who are shareholders of PMSI. It is expected that the wardens would receive shares of Prison Realty common stock valued at an aggregate of $550,000 in the merger in exchange for shares of PMSI common stock held by such wardens. Shares of Prison Realty's common stock owned by the wardens would be subject to vesting and forfeiture provisions under a restricted stock plan. Shares of PMSI common stock held by Prison Realty and shares held by the subsidiary of PMSI as the result of the stock purchase would be canceled in the merger. Like Prison Realty's merger with CCA, the exchange ratio for the PMSI merger would depend on a formula using the average closing price of one share of Prison Realty common stock on the NYSE for the five trading days ending two days prior to the completion of the merger. Assuming a stock price of $3.50 per share, the wardens would receive 157,142 shares of Prison Realty common stock in the merger. Assuming a stock price of $2.00 per share, the wardens would receive 275,000 shares of Prison Realty common stock in the merger.

JJFMSI

     On September 1, 2000, JJFMSI, through a wholly owned subsidiary, purchased the shares of Class A voting common stock held by Correctional Services Investors, LLC, the holder of approximately 85% of the voting common stock of JJFMSI, for $4.8 million cash. In addition,

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JJFMSI paid Correctional Services Investors, LLC $250,000 as compensation for expenses incurred in the negotiation of the stock purchase.

     As the result of the agreement regarding the purchase of the shares of JJFMSI Class A voting common stock from Correctional Services Investors, LLC, it is expected that JJFMSI will merge with and into Prison Realty, or a wholly owned subsidiary of Prison Realty, at the time of Prison Realty's proposed merger with CCA. In such a merger, Prison Realty would issue shares of its common stock to the wardens of the correctional and detention facilities operated by JJFMSI who are shareholders of JJFMSI. It is expected that the wardens would receive shares of Prison Realty common stock valued at an aggregate of $687,500 in the merger in exchange for shares of JJFMSI common stock held by such wardens. Shares of Prison Realty's common stock owned by the wardens would be subject to vesting and forfeiture provisions under a restricted stock plan. Shares of JJFMSI common stock held by Prison Realty and shares held by the subsidiary of JJFMSI as the result of the stock purchase would be canceled in the merger. Like Prison Realty's merger with CCA, the exchange ratio for the JJFMSI merger would depend on a formula using the average closing price of one share of Prison Realty common stock on the NYSE for the five trading days ending two days prior to the completion of the merger. Assuming a stock price of $3.50 per share, the wardens would receive 196,428 shares of Prison Realty common stock in the merger. Assuming a stock price of $2.00 per share, the wardens would receive 343,750 shares of Prison Realty common stock in the merger.

IMPACT OF SERVICE COMPANY TRANSACTIONS ON STOCKHOLDER LITIGATION

     In the memorandum of understanding regarding the settlement of the stockholder litigation, there are restrictions on the form and amount of payments that may be made to affiliates of Prison Realty and CCA and third parties in connection with the proposed restructuring. It is the view of Prison Realty and its counsel that the purchase of the Class A voting stock of PMSI and JJFMSI by a subsidiary of each company does not violate the terms of the memorandum of understanding. Prison Realty and its counsel sought the concurrence of counsel for the plaintiffs with that view. Counsel for the plaintiffs indicated that they did not concur with that view. Therefore, there exists the risk that Prison Realty will be unable to reach a stipulation of settlement with the plaintiffs and their counsel with respect to the settlement of the stockholder litigation on the terms previously described herein.

HSR CLEARANCE

     The Federal Trade Commission has notified Prison Realty and CCA that it has granted early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the merger of Prison Realty and CCA and that it has determined not to review the merger. It is a condition to each of Prison Realty's and CCA's obligations under the merger agreement that the waiting period under the HSR Act have expired or been terminated.

QUALIFICATION OF PRISON REALTY AS A REIT FOR 1999

     On August 31, 2000, the Prison Realty board of directors declared a dividend of $145.0 million, payable on Friday, September 22, 2000, to Prison Realty's common stockholders of record as of Thursday, September 14, 2000, in connection with Prison Realty's election to be taxed and qualify as a real estate investment trust, or REIT, with respect to its 1999 taxable year. The dividend will be payable in an aggregate of approximately 5,928,046 shares of a newly designated series of Prison Realty's preferred stock. As a result of the board's declaration, Prison Realty's common stockholders will be entitled to receive 5 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") for every 100 shares of common stock held by them on the record date.

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The 1999 REIT dividend is intended to satisfy Prison Realty's remaining distribution requirements in connection with its election to be taxed and qualify as a REIT with respect to its 1999 taxable year.

     The Series B Preferred Stock to be issued as the 1999 REIT dividend will provide for dividends payable in additional shares of Series B Preferred Stock at a rate of 12% per year for the first three years following the issuance of the shares and cash dividends at a rate of 12% per year thereafter, payable for the period from issuance through December 31, 2000 and quarterly thereafter, in arrears. Shares of the Series B Preferred Stock will be callable by Prison Realty, at a price per share equal to the stated value of $24.46, plus any accrued dividends, at any time after six months following the later of (i) September 22, 2003 or (ii) the 91st day following the redemption of Prison Realty's $100.0 million 12% senior notes, due 2006. The shares of Series B Preferred Stock will be convertible into shares of Prison Realty's common stock during two separate conversion periods: (i) from October 2, 2000 to October 13, 2000; and (ii) from December 7, 2000 to December 20, 2000, at a conversion price based on the average closing price of Prison Realty's common stock on the NYSE during the 10 trading days prior to the first day of the applicable conversion period.

     Prison Realty has applied to list the shares of Series B Preferred Stock, and the shares of the Company's common stock into which the Series B Preferred Stock is convertible, on the NYSE, pending official notice of issuance.

     The dividend is necessary in order for Prison Realty to maintain its status as a REIT for its 1999 taxable year, as required by Prison Realty's existing charter. Companies electing REIT status are required, under the Internal Revenue Code, to distribute 95% of their taxable income and to distribute all earnings and profits inherited from a taxable subchapter C corporation as dividends. Prison Realty has proposed a comprehensive restructuring, pursuant to which Prison Realty will, pending stockholder approval, among other things, amend its charter to permit it to operate so as to be taxed as a subchapter C corporation rather than as a REIT for federal income tax purposes, commencing with its 2000 taxable year.

     The distribution of the Series B Preferred Stock will have certain tax consequences for Prison Realty's common stockholders. The distribution will generally be treated as a dividend to the extent that it is deemed paid out of Prison Realty's current and accumulated earnings and profits. Accordingly, Prison Realty's common stockholders generally will be required to include the fair market value of the Series B Preferred Stock as ordinary income on their tax returns. To the extent the fair market value of the Series B Preferred Stock exceeds the amount of Prison Realty's current and accumulated earnings and profits, the distribution will be treated as a return of capital, which will reduce each stockholder's basis in its shares of Prison Realty's common stock (but not below zero). Thereafter, the distribution will be treated as capital gain from the sale or exchange of Prison Realty's common stock, assuming the stock is held as a capital asset at the time of the distribution. Future dividends on the Series B Preferred Stock, whether in stock or cash, will generally be treated as dividends to the extent of Prison Realty's current and accumulated earnings and profits as well.

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PRO FORMA EFFECTS OF DEVELOPMENTS

     The joint proxy statement/prospectus contains pro forma financial information for Prison Realty as of and for the three months ended March 31, 2000 and for the year ended December 31, 1999, but does not contemplate the transactions discussed in this supplement. The pro forma effects of the stockholder litigation settlement and resulting issuance of 16,550,000 shares of Prison Realty's common stock to the pro forma combined statements of operations are as follows:

                                                                PRO FORMA         PRO FORMA
                                                                 COMBINED          COMBINED
                                                               STATEMENT OF      STATEMENT OF
                                                              OPERATIONS FOR    OPERATIONS FOR
                                                                THE THREE          THE YEAR
                                                               MONTHS ENDED         ENDED
                                                                MARCH 31,        DECEMBER 31,
                                                                   2000              1999
                                                              --------------    --------------
Per proxy statement:
  Pro forma net loss available to common shareholders per
     the proxy statement....................................     $(14,780)         $(91,765)
                                                                 ========          ========
  Pro forma net loss per common share:
     Basic..................................................     $  (0.12)         $  (0.73)
                                                                 ========          ========
     Diluted................................................     $  (0.12)         $  (0.73)
                                                                 ========          ========
  Pro forma weighted average common shares outstanding,
     basic..................................................      128,151           124,853
                                                                 ========          ========
  Pro forma weighted average common shares outstanding,
     diluted................................................      128,151           124,853
                                                                 ========          ========
Assuming the issuance of an additional 16,550,000 shares of
  common stock:
  Pro forma net loss available to common shareholders.......     $(14,780)         $(91,765)
                                                                 ========          ========
  Pro forma net loss per common share:
     Basic..................................................     $  (0.10)         $  (0.65)
                                                                 ========          ========
     Diluted................................................     $  (0.10)         $  (0.65)
                                                                 ========          ========
  Pro forma weighted average common shares outstanding,
     basic..................................................      144,701           141,403
                                                                 ========          ========
  Pro forma weighted average common shares outstanding,
     diluted................................................      144,701           141,403
                                                                 ========          ========

     As previously described, it is anticipated that Prison Realty will acquire the remaining 5% ownership interests in PMSI and JJFMSI as the result of a merger of the companies. Since Prison Realty has previously been entitled to 95% of the economic interest in the two companies through the payment of dividends, the acquisition of the remaining 5% ownership interests in the companies has no material impact to the pro forma net loss available to common shareholders or the pro forma net loss per common share as previously disclosed in the joint proxy statement/prospectus for the three months ended March 31, 2000 or for the year ended December 31, 1999.

THE SPECIAL MEETING

     The special meeting of the holders of CCA capital stock will be held on Tuesday, September 12, 2000 at the Union Station Hotel, 1001 Broadway, Nashville, Tennessee at 12:00 noon, local time. At the special meeting, the shareholders of CCA will be asked to consider and vote on the merger agreement and to consider and act upon such other business as may properly come before the special meeting or any adjournments or postponements thereof.

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RECOMMENDATION OF THE CCA BOARD

     The CCA board believes that the merger agreement, the merger and the related transactions are fair to, and in the best interests of, CCA and its shareholders and recommends that the CCA shareholders vote for approval of the merger agreement, the merger and the related transactions.

VOTING OF PROXIES

     A proxy card is enclosed with this supplement. We are not asking you to vote again if you have already voted. However, if you have not voted, or if you desire to change your vote, please complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided to Darrell K. Massengale at CCA at 10 Burton Hills Boulevard, Nashville, Tennessee 37215. Any questions you may have concerning voting your shares should be directed to Mr. Massengale at (615) 263-3000.

     You should also contact Mr. Massengale if you are a CCA shareholder and would like additional copies of this supplement to the joint proxy statement/prospectus.

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PROXY                 CORRECTIONS CORPORATION OF AMERICA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned hereby appoints J. Michael Quinlan and Darrell K. Massengale, and each of them, with full power of substitution and revocation, as proxies of the undersigned, and hereby authorizes them to represent and to vote, as designated, all of the common stock of Corrections Corporation of America, a Tennessee corporation ("CCA"), held by the undersigned on July 28, 2000, at the Special Meeting of Shareholders to be held at the Union Station Hotel, 1001 Broadway, Nashville, Tennessee, on Tuesday, September 12, 2000, at 12:00 noon, local time, and any adjournment(s) or postponement(s) thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING PROPOSALS.

1. To approve and adopt an Agreement and Plan of Merger dated as of June 30, 2000 by and among CCA, Prison Realty Trust, Inc., a Maryland corporation ("Prison Realty"), and a wholly owned subsidiary of Prison Realty, pursuant to which CCA will combine with Prison Realty through the merger of CCA with and into Prison Realty's wholly owned subsidiary. As part of the merger, each share of CCA common stock outstanding at the time of the merger (other than shares owned by Prison Realty) will be converted into the right to receive a certain number of shares of Prison Realty common stock, as described in the Agreement and Plan of Merger. Immediately prior to the merger, shares of CCA common stock held by the Baron Asset Fund will be purchased by Prison Realty for non-cash consideration consisting of shares of Prison Realty common stock. Immediately prior to the merger, Prison Realty may also purchase shares of CCA common stock held by Sodexho Alliance, S.A. for non-cash consideration consisting of shares of Prison Realty common stock. In addition, Prison Realty will issue warrants to purchase shares of its common stock to Baron as consideration for its consent to the merger. Prison Realty will also purchase shares of CCA common stock held by former executive officers of Prison Realty for cash pursuant to the terms of certain severance agreements with such officers.

               [ ]  FOR           [ ]  AGAINST           [ ]  ABSTAIN

2. In their discretion, the proxies are authorized to vote upon such business as may properly come before the meeting or any adjournments or postponements thereof.

  PLEASE FULLY COMPLETE, DATE, PROPERLY SIGN, AND RETURN THIS PROXY PROMPTLY.

    THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS.

                                          Dated:                          , 2000
                                                 -------------------------

                                          Please sign exactly as name appears on
                                          your share certificate(s). Each joint
                                          owner must sign. When signing as
                                          attorney, executor, administrator,
                                          trustee or guardian, please give full
                                          title as such. If a corporation,
                                          please sign in full corporate name as
                                          authorized. If a partnership, please
                                          sign in partnership name by authorized
                                          person.

                                          Signature:
                                                     ---------------------------

                                          Signature if Held Jointly:
                                                                    ------------

            PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY.